[Janus Letterhead]
October 4, 2012
EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Delaying Amendment to Registration Statement on Form N-14 (File No. 333-184086)
Dear Sir or Madam:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement filed on Form N-14 (the “Registration Statement”) relating to the registration of an indefinite number of shares of beneficial interest, $0.01 par value, of Janus Worldwide Fund, a series of the Registrant in connection with the reorganization of Janus Global Research Fund into Janus Worldwide Fund. The Registrant filed the Registration Statement with the Securities and Exchange Commission (the “Commission”) on September 25, 2012. No filing fee is due in connection with this filing pursuant to Rule 14a-6(i) under the Securities Exchange Act of 1934, as amended.
The Registrant is filing this delaying amendment to provide the staff of the Division of Investment Management with sufficient time to perform its customary screening and review of registration statements prior to their effectiveness. The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Denver and the State of Colorado, on the 4th day of October, 2012.

If you have any questions or comments in connection with this delaying amendment, please call Christine Scheel at 303-336-4132.
Sincerely,
/s/ Christine A. Scheel
Christine A. Scheel
Assistant Secretary
Enclosures (via EDGAR and under separate cover)

cc:	Stephanie Grauerholz-Lofton, Esq.
Larry Greene, Esq.
Richard C. Noyes, Esq.
Donna Brungardt